Dear Shareholders:

Lexington International Fund had a total return of 10.77%* for the six month period ended June 30, 1999. This compares with a total return of 7.38% for the average international fund monitored by Lipper, Inc. and a gain of 4.00%** for the unmanaged Morgan Stanley Capital International EAFE Index.

Portfolio Review

The strong first half performance was aided by several factors. An increase in Japanese holdings, particularly in smaller companies such as Yahoo Japan and Douter Coffee, led to large gains in the Japanese portion of the portfolio. A focus on value also benefited the Fund as holdings such as Jefferson Smurfit in Ireland and D.F.S. Furniture in the U.K. saw big double-digit gains. Bottom-up stock selection seemed particularly important over the last six months and overall stock selection enhanced performance. A focus on restructuring stocks in Japan such as department store chain Diamaru and Nikko Securities proved rewarding. Finally, technology stocks continued to provide excellent returns with stocks such as Nokia aiding Fund performance. Emerging markets have enjoyed large gains during the half year. Asia has proven to be the most profitable region as signs of economic recovery have sparked spectacular rallies in South Korea, Thailand, Hong Kong, and the Philippines. Russia has also rallied strongly from very depressed levels as rising oil prices improve the economic outlook. The Fund saw strong gains in emerging market stocks such as Bangkok Bank, but relatively low emerging market weighting was the primary factor which hindered returns.

Market Outlook

The global investment environment is mixed. The U.S. economy continues to grow at a rapid pace. U.S. consumers have maintained a healthy appetite for houses, cars, computers, and a multitude of other goods. Consumption is being driven by high consumer confidence, low unemployment, and rising home and stock prices. An additional ingredient in the growth formula is the improving performance of the manufacturing sector. It appears that the world economy bottomed about four to six months ago. Led by three interest rate cuts by the Federal Reserve, global growth has accelerated. Asia is seeing the biggest turn with GDP growth not only turning positive but heading above 5% growth in places like South Korea. A combination of cheap currencies, falling interest rates, and strong exports, particularly to the U.S., has led to an improved Asia. The story is similar in other emerging economic regions, such as Latin America, but with a different magnitude. Mexico is enjoying robust growth with strong export growth to the U.S. Brazil is still struggling under budgetary concerns, but not to the degree many expected. Japan has also been a big economic surprise. Perhaps largely due to a massive fiscal stimulus package, first quarter GDP advanced 7.8%. This trend will certainly not continue; however, there are signs the economy may have at least bottomed. Finally, European growth has been spotty. The European consumer has remained surprisingly robust. The weak Euro is also likely to improve the outlook of the manufacturing sector. Although growth is not strong, European growth does seem to be improving.

A world of accelerating growth is certainly positive for earnings prospects. Unfortunately, there is a flip side to better earnings, which is rising interest rates. Signs of inflation remain fairly well contained, but it is not hard to find warning signs. Important commodities, particularly oil, have increased sharply in price. The U.S. Consumer Price Index is now being closely watched for signs of inflation. Bond yields have also risen sharply. U.K. long rates have risen .85% during the half year, while German ten year rates have advanced .60%. Trying to stay ahead of inflation pressures the U.S. Federal Reserve recently raised interest rates .25% with further hikes a real possibility. Rising interest rates are a major negative for stocks as it raises borrowing costs, slows economic activity, and lowers the attractiveness of stocks versus bonds. Given the heady valuation levels of stocks, particularly in the U.S., investors rightfully should be concerned. While liquidity may be tightening, long-term factors such as corporate restructuring remains a major positive. A shift toward shareholder value

has already taken hold in Europe as companies such as Philips, Saurer, and AXA continue to improve profitability. Japanese companies may finally be joining the parade, and this is exciting investors. The scope for strong profit growth in Japan is enormous if cost cutting and restructuring is seriously deployed. Japanese stocks will be excellent long-term investments if management focuses on profitability.

The portfolio remains well-diversified with Japan now representing approximately 20%. Global growth is accelerating, and as a result, economic sensitive sectors such as paper, steel, and semiconductors have been added to. The cyclical sectors also tend to offer better value than most other sectors. Restructuring continues to be an important theme in the portfolio. Managements, which have incentives aligned with shareholders, and who have demonstrated an ability and desire to improve corporate profitability, continue to be favored by the Fund. Valuation levels are rich in many areas which increases risk. To mitigate potential risk, valuation is being heavily emphasized along with fundamentals. The best value appears to be in small to midsize companies of which the Fund has significant exposure. The biggest risk is economic overheating and inflation. We will remain diligent in watching these trends and will take necessary action if interest rates continue to rise.

The Lexington investment approach is a combination bottom-up top-down style. The investment professionals at Lexington try to isolate the best opportunities by region and sector globally on a risk adjusted basis. Fundamental stock analysis is a crucial part of the process. This includes a proprietary valuation model as well as constant company contact. The portfolio has a mixture of value and growth with a healthy appreciation for risk.

Year 2000 — Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Fund's manager considers. The manager will rely upon public filings and other statements made by companies about their Year 2000 readiness. The manager, of course, cannot audit each company and its major suppliers to verify their Year 2000 readiness. If a company in which the Fund is invested is adversely affected by Year 2000 problems, it is likely that the price of its securities will also be adversely affected. A decrease in the value of one or more of the Fund's portfolio holdings will have a similar impact on the Fund's performance. A further discussion of Year 2000 issues is included in the footnotes to the financial statements, which are included in this report.

We appreciate the support of our shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexingtonfunds.com.

Sincerely,

Richard T. Saler
Portfolio Manager
August, 1999

Robert M. DeMichele
President
August, 1999

* **16.91%, 9.83%** and **10.19%** are the one, five, and since commencement (01/03/94) average annual standard total returns, respectively, for the period ended June 30, 1999. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than at their original cost. International investing has special risks, including currency fluctuations and political instability. Total return represents past performance and is not predictive of future results. There is no guarantee that the fund can achieve its objective.

**All country and regional returns are from the corresponding Morgan Stanley Capital International Indices. Returns are dollar based with all dividends reinvested.

Portfolio Summary as of June 30, 1999
(unaudited)

Asset Allocation



Common Stocks	91%
Preferred Stocks	2%
Government Obligations	4%
Cash	3%

Top Country Holdings



Japan	20%
United Kingdom	19%
Germany	11%
France	8%
Netherlands	8%
Switzerland	6%

Top Ten Holdings (22% of Portfolio)

1. Swedish Match AB - *Sweden*
2. Novartis AG - *Switzerland*
3. Bundesbank Deutschland Republic Bond, 3.75% - *Germany*
4. Storebrand ASA - *Norway*
5. Deutsche Bank AG - *Germany*
6. Boehler Uddeholm AG - *Austria*
7. Vivendi - *France*
8. Elf Aquitaine S.A. - *France*
9. Nokia Oyj ‘‘Class A’’ - *Finland*
10. British Telecommunications plc - *United Kingdom*

Lexington International Fund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited)

Number of Shares	Security	Value (Note 1)
	COMMON STOCKS: 91.2%	
	Australia: 0.7%	
45,900	Foster's Brewing Group, Ltd.	$ 129,367
	Austria: 2.0%	
7,800	Boehler - Uddeholm AG	386,028
	Canada: 1.3%	
11,300	Imax Corporation[1]	255,663
	Finland: 2.5%	
4,200	Nokia Oyj "Class A"	368,164
11,800	Raisio Group plc	109,521
		477,685
	France: 7.9%	
1,900	Atos SA	193,982
2,530	Axa-UAP	308,659
2,100	CPR SA	93,687
5,200	Elf Aquitaine S.A. (ADR)	382,525
2,200	Schlumberger, Ltd. - NY Shares	140,113
4,740	Vivendi	383,970
5,640	Vivendi (Rights)	6,631
		1,509,567
	Germany: 6.1%	
530	ADVA AG Optical Networking	39,791
1,200	Allianz AG	332,895
6,711	Deutsche Bank AG	409,369
4,300	Dresdner Bank AG	168,066
4,600	Hoechst AG	208,255
		1,158,376
	Greece: 1.0%	
8,000	Panafon Hellenic Telecom SA	192,944
	Hong Kong: 2.6%	
226,000	Mandarin Oriental International, Ltd.	198,880
1,000,000	Moulin International Holding, Ltd.	106,978
348,000	South China Morning Post (Holdings), Ltd.	195,112
		500,970
	Ireland: 2.7%	
141,500	Jefferson Smurfit Group	331,979
17,050	Ryanair Holdings plc[1]	176,711
		508,690
	Israel: 0.7%	
2,900	Teva Pharmaceutical Industries, Ltd. (ADR)	143,188
	Italy: 2.9%	
31,000	Banca Fideuram Spa	178,901
79,000	Istituto Nazionale delle Assicurazioni	182,983
25,000	Mediolanum Spa	191,894
		553,778

Number of Shares	Security	Value (Note 1)
	Japan: 20.1%	
18,000	Asahi Glass Company, Ltd.	$ 116,742
68,000	Bunka Shutter Company, Ltd.	193,826
9,000	Canon, Inc.[2]	258,766
4,600	Doutor Coffee Company, Ltd.[2]	243,993
39,000	Fuji Bank, Ltd.	271,952
4,000	Hoya Corporation	225,718
4,700	Kita Kyushu Coca-Cola Bottling Company, Ltd.	267,160
10,000	NEC Corporation	124,343
1,900	Nintendo Company, Ltd.[2]	267,019
92,000	Nippon Steel Corporation	213,589
23,000	Rengo Company, Ltd.	118,576
6,200	Rinnai Corporation[2]	142,404
17,000	Sharp Corporation	200,849
1,800	Sony Corporation	194,074
38,000	The Nikko Securities Company, Ltd.	245,199
26,000	Toshiba Corporation	185,383
23,000	Toto, Ltd.	177,674
6,200	Towa Corporation	211,044
25,000	Yamato Kogyo Company, Ltd.[2]	181,970
		3,840,281
	Netherlands: 7.6%	
4,050	Heijmans NV	73,091
2,100	Koninklijke (Royal) Philips Electronics NV	207,146
5,400	Koninklijke Ahold NV	186,000
10,500	Koninklijke Ahrend Groep NV	182,458
8,600	Koninklijke Numico NV	304,648
6,600	Unique International NV	160,971
6,100	United Pan-Europe Communications NV (ADR)	336,644
		1,450,958
	New Zealand: 0.2%	
20,500	Tranz Rail Holdings, Ltd.	34,763
	Norway: 2.9%	
8,300	Petroleum Geo-Services ASA	124,939
63,910	Storebrand ASA[1]	430,276
		555,215
	Russia: 0.8%	
6,700	Vimpel-Communications (ADR)	154,519
	Singapore: 0.7%	
74,000	Want Want Holdings	132,460

Lexington International Fund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited) (continued)

Number of Shares	Security	Value (Note 1)
	COMMON STOCKS (continued):	
	Spain: 1.2%	
6,271	Mapfre Vida Seguros	$ 179,139
3,000	Telefonica Publicidad e Informacion, S.A.	59,865
		239,004
	Sweden: 2.9%	
157,962	Swedish Match AB	562,973
	Switzerland: 5.6%	
135	Nestle AG	243,238
341	Novartis AG	497,926
17	Roche Holding AG	174,747
540	UBS AG	161,174
		1,077,085
	United Kingdom: 18.8%	
110,800	Aegis Group plc	243,642
21,900	British Telecommunications plc	366,958
36,000	Cadbury Schweppes plc	229,257
20,200	Capita Group plc	209,038
8,900	Colt Telecom Group plc	186,727
55,400	D.F.S. Furniture Company plc	279,883
37,700	Devro plc	82,603
25,900	Diageo plc	270,473
72,600	George Wimpey plc	173,948
7,500	Glaxo Welcome plc	208,426
19,900	Northern Rock plc	149,941
13,200	PizzaExpress plc	190,386
11,600	Provident Financial plc	161,183
52,400	Regent Inns plc	163,131
9,560	Rio Tinto plc	160,263
25,300	SmithKline Beecham plc	328,814
10,100	Vodafone AirTouch plc	199,008
		3,603,681
	TOTAL COMMON STOCKS (cost $16,045,943)	17,467,195

Number of Shares or Principal Amount	Security	Value (Note 1)
	PREFERRED STOCKS: 1.9%	
	Germany: 1.9%	
4,600	Fielmann AG	$ 170,304
1,910	Rhoen-Klinikum AG	187,124
	TOTAL PREFERRED STOCKS (cost $386,356)	357,428
	GOVERNMENT OBLIGATIONS: 4.3%	
	Germany: 2.5%	
492,000*	Bundesbank Deutschland Republic Bond, 3.75% due 01/04/09 (cost $570,418)	478,516
	United States: 1.8%	
$1,479,000	U.S. Strip Bond, 0.00%, due 05/15/2023 (cost $363,965)	341,117
	TOTAL GOVERNMENT OBLIGATIONS (cost $934,383)	819,633
	TOTAL INVESTMENTS: 97.4% (cost $17,366,682†) (Note 1)	18,644,256
	Other assets in excess of liabilities: 2.6%	506,517
	TOTAL NET ASSETS: 100.0% (equivalent to $12.86 per share on 1,488,959 shares outstanding)	**$19,150,773**

* Principal amount represents local currency.

[1] Non-income producing security.

[2] Some or all of this security is segregated for forward foreign currency contracts (Notes 1 and 7).

ADR - American Depository Receipt.

† Aggregate cost for Federal income tax purposes is $17,396,049.

At June 30, 1999, the composition of the Fund's net assets by industry concentration was as follows:

Banking	6.6%
Basic Industries	0.9
Capital Equipment	2.9
Construction & Housing	2.3
Consumer Durable Goods	6.6
Consumer Non-durable Goods	11.2
Electrical & Electronics	2.3
Energy Sources	2.0
Financial Services	11.5
Health & Personal Care	8.6
Materials	8.8%
Merchandising	5.6
Multi-industry	1.1
Real Estate	1.0
Services	11.2
Telecommunications	9.4
Transportation	1.1
Government Obligations	4.3
Other assets in excess of liabilities	2.6
Total Net Assets	100.0%

The Notes to Financial Statements are an integral part of this statement.

Lexington International Fund, Inc.
Statement of Assets and Liabilities
June 30, 1999 (unaudited)

Assets	
Investments, at value (cost $17,366,682) (Note 1)	$18,644,256
Cash	510,072
Receivable for investment securities sold	254,569
Receivable for shares sold	31,667
Dividends and interest receivable	26,096
Foreign taxes recoverable	26,473
Unrealized gain on open forward contracts (Note 7)	12,948
Total Assets	19,506,081
Liabilities	
Due to Lexington Management Corporation (Note 2)	17,585
Payable for investment securities purchased	281,671
Accrued expenses	56,052
Total Liabilities	355,308
Net Assets (equivalent to $12.86 per share on 1,488,959 shares outstanding) (Note 4)	$19,150,773
Net Assets consist of:	
Capital stock — authorized 500,000,000 shares, $.001 par value per share	$ 1,489
Additional paid-in capital	13,656,584
Undistributed net investment income	191,159
Accumulated net realized gain on investments and foreign currency transactions	4,012,901
Unrealized appreciation of investments and foreign currency translation of other assets and liabilities	1,288,640
Total Net Assets	$19,150,773

Lexington International Fund, Inc.
Statement of Operations
Six months ended June 30, 1999 (unaudited)

Investment Income		
Dividends	$ 267,037	
Interest	40,101	
	307,138	
Less: foreign tax expense	32,028	
Total investment income		$ 275,110
Expenses		
Investment advisory fee (Note 2)	116,546	
Custodian expenses	19,323	
Transfer agent and shareholder servicing expenses (Note 2)	17,841	
Distribution expenses (Note 3)	15,266	
Printing and mailing expenses	14,629	
Professional fees	14,452	
Accounting expenses (Note 2)	10,233	
Directors' fees and expenses	9,506	
Registration fees	8,597	
Computer processing fees	4,163	
Other expenses	7,583	
Total expenses		238,139
Net investment income		36,971
Realized and Unrealized Gain (Loss) on Investments (Note 5)		
Net realized gain (loss) on:		
Investments	3,733,317	
Foreign currency transactions	(96,555)	
Net realized gain		3,636,762
Net change in unrealized appreciation (depreciation) on:		
Investments	(1,061,323)	
Foreign currency translation of other assets and liabilities	11,066	
Net change in unrealized appreciation (depreciation)		(1,050,257)
Net realized and unrealized gain		2,586,505
Increase in Net Assets Resulting from Operations		$ 2,623,476

The Notes to Financial Statements are an integral part of these statements.

Lexington International Fund, Inc.
Statements of Changes in Net Assets

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Net investment income	$ 36,971	$ 75,759
Net realized gain from investments and foreign currency transactions	3,636,762	1,374,765
Net change in unrealized appreciation (depreciation) of investments and foreign currency translation	(1,050,257)	2,145,676
Net increase in net assets resulting from operations	2,623,476	3,596,200
Distributions to shareholders from net investment income	—	(116,960)
Distributions to shareholders from net realized gains from security transactions (Note 1)	—	(695,462)
Increase (decrease) in net assets from capital share transactions (Note 4)	(7,472,418)	1,266,820
Net increase (decrease) in net assets	(4,848,942)	4,050,598
Net Assets:		
Beginning of period	23,999,715	19,949,117
End of period (including undistributed of net investment income of $191,159 and $154,188, 1999 and 1998, respectively)	$19,150,773	$23,999,715

The Notes to Financial Statements are an integral part of these statements.

1. Significant Accounting Policies

Lexington International Fund, Inc. (the ''Fund'') is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek long-term growth of capital through investment in common stocks and equivalents of companies domiciled in foreign countries. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements:

Investments Securities transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are reported on the identified cost basis. Securities traded on a recognized stock exchange are valued at the last sales price reported by the exchange on which the securities are traded. If no sales price is recorded, the mean between the last bid and asked prices is used. Securities traded on the over-the-counter market are valued at the mean between the last current bid and asked prices. Short-term securities having a maturity of 60 days or less are stated at amortized cost, which approximates market value. Securities for which market quotations are not readily available and other assets are valued by Fund management in good faith under the direction of the Fund's Board of Directors. All investments quoted in foreign currencies are valued in U.S. dollars on the basis of the foreign currency exchange rates prevailing at the close of business. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income, adjusted for amortization of premiums and accretion of discounts, is accrued as earned.

Foreign Currency Transactions Foreign currencies (and receivables and payables denominated in foreign currencies) are translated into U.S. dollar amounts at current exchange rates. Translation gains or losses resulting from changes in exchange rates and realized gains and losses on the settlement of foreign currency transactions are reported in the statement of operations. In addition, the Fund may enter into forward foreign exchange contracts in order to hedge against foreign currency risk in the purchase or sale of securities denominated in foreign currency. The Fund may also enter into such contracts to hedge against changes in foreign currency exchange rates on portfolio positions. These contracts are marked to market daily, by recognizing the difference between the contract exchange rate and the current market rate as unrealized gains or losses. Realized gains or losses are recognized when contracts are closed and are reported in the statement of operations.

The Fund authorizes its custodian to place and maintain equity securities in a segregated account of the Fund having a value equal to the aggregate amount of the Fund's commitments under forward foreign currency contracts entered into with respect to position hedges.

Federal Income Taxes It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to ''regulated investment companies'' and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income taxes is required.

Distributions Dividends from net investment income and net realized capital gains are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1998, reclassifications were made to the Fund's capital accounts to

1. Significant Accounting Policies (continued)

Distributions (continued) reflect permanent book/tax differences and income and gains available for distribution under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fee and Other Transactions with Affiliate

The Fund pays an investment advisory fee to Lexington Management Corporation (''LMC'') at an annual rate of 1.00% of the Fund's average daily net assets. For 1999, LMC has voluntarily agreed to limit the total expenses of the Fund (excluding interest, taxes, brokerage commissions, 12b-1 fees, and extraordinary expenses but including management fees and operating expenses) to an annual rate of 2.50% of the Fund's average daily net assets. No reimbursement was required for the six months ended June 30, 1999.

The Fund reimburses LMC for certain expenses, including accounting and shareholder servicing costs of $22,523 which are incurred by the Fund, but paid by LMC.

3. Distribution Plan

The Fund has a Distribution Plan (the ''Plan'') which allows payments to finance activities associated with the distribution of the Fund's shares. The Plan provides that the Fund may pay distribution fees on a reimbursement basis, including payments to Lexington Funds Distributor, Inc. (''LFD''), the Fund's distributor, in amounts not exceeding 0.25% per annum of the Fund's average daily net assets. Total distribution expenses for the six months ended June 30, 1999, were $15,266 and are set forth in the statement of operations.

4. Capital Stock

Transactions in capital stock were as follows:

	Six months ended June 30, 1999 (unaudited)		Year ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	120,751	$ 1,479,285	1,005,127	$ 11,440,387
Shares issued on reinvestment of dividends	—	—	58,468	669,485
	120,751	1,479,285	1,063,595	12,109,872
Shares redeemed	(699,574)	(8,951,703)	(970,855)	(10,843,052)
Net increase (decrease)	(578,823)	$(7,472,418)	92,740	$ 1,266,820

5. Investment Transactions

The cost of purchases and proceeds from sales of securities for the six months ended June 30, 1999, excluding short-term securities, were $16,748,517 and $23,542,893 respectively.

At June 30, 1999, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $2,200,436 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $922,862.

6. Investment and Concentration Risks

The Fund's investments in foreign securities may involve risks not present in domestic investments. Since foreign securities may be denominated in a foreign currency and involve settlement and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can significantly affect the value of the investments and earnings of the Fund. Foreign investments may also subject the Fund to foreign government exchange restrictions, expropriation, taxation or other political, social or economic developments, all of which could affect the market and/or credit risk of the investments.

Year 2000 Compliance Risk The Fund seeks to ensure that the operating and processing systems of the companies in which it invests will continue to function when the Year 2000 arrives. However, the risk exists that one or more of these companies may not be adequately prepared for the Year 2000 which could have a material impact on the company itself and on the Fund's investment in that company.

In addition to the risks described above, risks may arise from forward foreign currency contracts as a result of the potential inability of counterparties to meet the terms of their contracts.

7. Forward Foreign Exchange Contract

At June 30, 1999, the Fund was committed to sell foreign currency under the following forward foreign exchange contract:

Contract	Settlement Date	Contract Amount (Local Currency)	Contract Amount (U.S. Dollar)	Value	Unrealized Gain at June 30, 1999
Japanese Yen	09/13/99	112,458,448	$951,666	$938,718	$12,948

Lexington International Fund, Inc.
Financial Highlights

Selected per share data for a share outstanding throughout the period:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998	1997	1996	1995
Net asset value, beginning of period	$11.61	$10.10	$10.86	$10.60	$10.37
Income (loss) from investment operations:					
Net investment income (loss)	0.05	0.17	0.07	(0.02)	(0.01)
Net realized and unrealized gain on investments and foreign currency transactions	1.20	1.74	0.10	1.45	0.61
Total income from investment operations	1.25	1.91	0.17	1.43	0.60
Less distributions:					
Distributions from net investment income	—	(0.06)	(0.13)	(0.20)	—
Distributions in excess of net investment income (temporary book-tax difference)	—	—	—	—	(0.35)
Distributions from net realized gains	—	(0.34)	(0.80)	(0.97)	(0.02)
Total distributions	—	(0.40)	(0.93)	(1.17)	(0.37)
Net asset value, end of period	$12.86	$11.61	$10.10	$10.86	$10.60
Total return	21.74%*	19.02%	1.61%	13.57%	5.77%
Ratio to average net assets:					
Expenses, before reimbursement or waivers	2.04%*	2.25%	2.15%	2.45%	2.46%
Expenses, net of reimbursement or waivers	2.04%*	1.75%	1.75%	2.45%	2.46%
Net investment income (loss), before reimbursement or waivers	0.32%*	(0.16)%	0.13%	(0.39)%	(0.12)%
Net investment income (loss)	0.32%*	0.35%	0.53%	(0.39)%	(0.12)%
Portfolio turnover rate	151.96%*	143.67%	122.56%	113.55%	137.72%
Net assets, end of period (000's omitted)	$19,151	$24,000	$19,949	$18,891	$17,855

* Annualized.

Lexington International Fund, Inc.

Investment Adviser

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Distributor

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

All shareholder requests for services of any kind should be sent to:

Transfer Agent

STATE STREET BANK AND
TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

Or call toll free:
Service and Sales: 1-800-526-0056
24 Hour Account Information:
1-800-526-0052

www.lexingtonfunds.com

(800) 526-0052

"LEXLINE"

24 hour toll-free telephone access to your
Lexington Fund account
Price/Yield • Account Balances • Exchanges •
Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington International Fund, Inc. and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX284-SAR6/99

LEXINGTON INTERNATIONAL FUND, INC.

Seeks long-term growth of capital, primarily through investment in common stocks of companies domiciled in foreign countries.

Semi-Annual Report
June 30, 1999

The Lexington Group
of **No-Load**
Investment Companies

LEXINGTON®